SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. _____)**

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the Appropriate Box:

☐ Preliminary Proxy Statement

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Under Rule 14a-12

☐ Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

CHOICEONE FINANCIAL SERVICES, INC.
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1) Title of each class of securities to which transaction applies:

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   (4) Proposed maximum aggregate value of transaction:

   (5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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109 East Division
Sparta, Michigan 49345

March 26, 2003

To our Shareholders:

We invite you to attend the Annual Meeting of Shareholders of ChoiceOne Financial Services, Inc., to be held at:

English Hills Terrace
5179 West River Drive, N.E.
Comstock Park, Michigan
Thursday, April 24, 2003
6:30 p.m. dinner; 7:40 p.m. Annual Meeting

The purpose of the meeting is to elect directors.

Please plan to join us before the Annual Meeting for an informal sit-down dinner to be served at 6:30 p.m. Shareholders holding stock in single ownership form are invited to bring a guest. To assist us in our planning, please complete and return the enclosed reservation card by Friday, April 11, 2003.

The following proxy statement and enclosed proxy are being furnished to holders of ChoiceOne Financial Services, Inc. common stock on and after March 26, 2003. **Please be sure to sign, date and return the enclosed proxy promptly whether or not you plan to attend the meeting**. A proxy may be revoked at any time before it is exercised and shareholders who are present at the meeting may withdraw their proxy and vote in person if they wish to do so. All owners should sign proxies as their names appear on the proxy.

We hope you will join us at the 2003 Annual Meeting. We look forward to seeing you there.

Sincerely,

James A. Bosserd
President and Chief Executive Officer



109 East Division
Sparta, Michigan 49345

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of ChoiceOne Financial Services, Inc. will be held at English Hills Terrace, 5179 West River Drive, N.E., Comstock Park, Michigan, on Thursday, April 24, 2003, at 7:40 p.m. local time, for the following purposes:

1.   To elect directors.

2.   To transact any other business that may properly come before the meeting.

Shareholders of record at the close of business on March 3, 2003, are entitled to notice of and to vote at the meeting and any adjournment of the meeting.

By Order of the Board of Directors,

Linda R. Pitsch

Linda R. Pitsch
Secretary

March 26, 2003

It is important that your shares be represented at the
meeting. Even if you expect to attend the meeting,
PLEASE SIGN, DATE AND RETURN YOUR PROXY PROMPTLY.

CHOICEONE FINANCIAL SERVICES, INC.
109 East Division
Sparta, Michigan 49345

ANNUAL MEETING OF SHAREHOLDERS
April 24, 2003

PROXY STATEMENT

Meeting Information

Time and Place of Meeting

You are invited to attend the annual meeting of shareholders of ChoiceOne Financial Services, Inc. that will be held on Thursday, April 24, 2003, at English Hills Terrace, 5179 West River Drive, N.E., Comstock Park, Michigan, at 7:40 p.m. local time.

This proxy statement and the enclosed proxy are being furnished to you on and after March 26, 2003, in connection with the solicitation of proxies by ChoiceOne's Board of Directors for use at the annual meeting. In this proxy statement, "we," "us," "our" and "ChoiceOne" refer to ChoiceOne Financial Services, Inc. and "you" and "your" refer to ChoiceOne shareholders.

Purpose of Meeting

The purpose of the annual meeting is to consider and vote upon the election of directors. ***Your Board of Directors recommends that you vote FOR each of the nominees discussed in this proxy statement.***

How to Vote Your Shares

You may vote at the meeting if you were a shareholder of record of ChoiceOne common stock on March 3, 2003. You are entitled to one vote per share of ChoiceOne common stock that you own on each matter presented at the annual meeting.

As of March 3, 2003, there were 1,551,579 shares of ChoiceOne common stock issued and outstanding.

Your shares will be voted at the annual meeting if you properly sign and return to us the enclosed proxy. If you specify a choice, your proxy will be voted as specified. If you do not specify a choice, your shares will be voted for the election of each nominee for director named in this proxy statement. If other matters are presented at the annual meeting, the individuals named in the enclosed proxy will vote your shares on those matters in their discretion. As of the

date of this proxy statement, we do not know of any other matters to be considered at the annual meeting.

You may revoke your proxy at any time before it is exercised by:

- delivering written notice to the Secretary of ChoiceOne; or
- attending and voting at the annual meeting.

Who Will Solicit Proxies

Directors, officers and employees of ChoiceOne and ChoiceOne Bank (referred to as the "Bank") will initially solicit proxies by mail. They also may solicit proxies in person, by telephone or by other means, but they will not receive any additional compensation for these efforts. Nominees, trustees and other fiduciaries who hold stock on behalf of beneficial owners of ChoiceOne common stock may communicate with the beneficial owners by mail or otherwise and may forward proxy materials to and solicit proxies from the beneficial owners. ChoiceOne will pay all expenses related to soliciting proxies.

Required Vote and Quorum

A plurality of the shares voting at the annual meeting is required to elect directors. This means that if there are more nominees than director positions to be filled, the nominees for whom the most votes are cast will be elected. In counting votes on the election of directors, abstentions, broker non-votes and other shares not voted will not be counted as voted, and the number of shares of which a plurality is required will be reduced by the number of shares not voted.

A majority of the shares entitled to vote at the annual meeting must be present or represented at the meeting to constitute a quorum. If you submit a proxy or attend the meeting in person, your shares will be counted towards the quorum, even if you abstain from voting on some or all of the matters introduced at the meeting. Broker non-votes also count for quorum purposes.

Election of Directors

The Board of Directors presently consists of eleven individuals divided into three classes. Each class of directors is as nearly equal in number as possible and serves for a three-year term of office. The term of office of one class of directors expires at the annual meeting each year. An individual may not continue to serve on the Board of Directors after he or she becomes 70 years old.

The Board of Directors proposes that the following nominees be elected as directors for terms expiring at the annual meeting of shareholders to be held in 2006:


Nominee

James A. Bosserd
William F. Cutler, Jr.
Paul L. Johnson
Andrew W. Zamiara


Each proposed nominee currently serves as a director of ChoiceOne for a term that will expire at this year's

annual meeting. The persons named in the enclosed proxy intend to vote for the election of the four nominees listed. The proposed nominees are willing to be elected and serve as directors. If a nominee is unable to serve or is otherwise unavailable for election – which we do not anticipate – the incumbent Board of Directors may or may not select a substitute nominee. If a substitute nominee is selected, your proxy will be voted for the person so selected. If a substitute nominee is not selected, your proxy will be voted for the election of the remaining nominees. No proxy will be voted for a greater number of persons than the number of nominees named.

Biographical information is presented below concerning the nominees for director, current directors whose term of office will continue after the annual meeting and the executive officers of ChoiceOne. All of the directors of ChoiceOne also serve as directors of the Bank. Except as otherwise indicated, each nominee, current director and executive officer has had the same principal employment for over five years.

ChoiceOne's Board of Directors and Executive Officers

Nominees for Election as Directors

James A. Bosserd (age 53) has been a director of ChoiceOne and the Bank since he was appointed to those boards in April 2001. Mr. Bosserd has been President and Chief Executive Officer of ChoiceOne and the Bank since April 2001. Mr. Bosserd has also been President of ChoiceOne Insurance Agencies, Inc. since April 2001 and President of ChoiceOne Mortgage Company of Michigan since January 2002. Prior to joining ChoiceOne and the Bank, Mr. Bosserd was Senior Vice President-Retail Group Manager with Huntington National Bank, a commercial bank, since October 1997 and Senior Vice President-Private Banking Manager with Huntington National Bank since April 1999. Mr. Bosserd also served as President and Chief Executive Officer of FMB State Savings Bank, a commercial bank in Lowell, Michigan, from 1992 through 1997. Mr. Bosserd has also been a director of West Shore Computer Services, Inc., a data processing company in which ChoiceOne owns a 20% interest, since February 2002.

William F. Cutler, Jr. (age 55) is the former Vice President of the H. H. Cutler Company, an apparel

manufacturer. Mr. Cutler joined the H. H. Cutler Company in 1970 and served in various management and executive capacities until January 1994. The H. H. Cutler Company was sold to VF (Vanity Fair) Corporation in January 1994. Mr. Cutler has been a director of ChoiceOne and the Bank since October 1993. Mr. Cutler served as a director of the Sparta Health Center from 1981 until 1996.

Paul L. Johnson (age 53) is President of Falcon Resources Inc. in Belmont, Michigan, a sales, engineering and design firm for the automotive and furniture industries. Mr. Johnson has been a director of ChoiceOne and the Bank since July 1999. Mr. Johnson has been a director of ChoiceOne Insurance Agencies, Inc. since November 2000.

Andrew W. Zamiara (age 62) is a registered pharmacist and is the owner, President and Manager of Momber Pharmacy and Gift Shop in Sparta, Michigan and Momber Hallmark in Rockford, Michigan. Mr. Zamiara has been a director of ChoiceOne and the Bank since August 1990.


Your Board of Directors Recommends that You
Vote FOR the Election of All Nominees as Directors


Continuing Directors with Terms Expiring in 2004

Frank G. Berris (age 55) is President and Chief Executive Officer of and owns American Gas & Oil, Inc., a distributor of petroleum products and operator of gas stations. Mr. Berris is also a member of the Michigan Petroleum Association/Michigan Association of Convenience Stores. Mr. Berris has been a director of ChoiceOne and the Bank since August 1991.

Lawrence D. Bradford (age 63) retired in December 2000 after serving as the President of ChoiceOne Insurance Agencies, Inc., an insurance agency that is a subsidiary of the Bank, since November 2000. Mr. Bradford was a co-owner of the insurance agency prior to its acquisition by the Bank in January 1996. Mr. Bradford has been a director of ChoiceOne since 1986, a director of the Bank since 1974 and a director of ChoiceOne Insurance Agencies, Inc. since 1996.

Lewis G. Emmons (age 58) is President of Emmons Development-Real Estate and President of Brat Development, both real estate development firms. Mr. Emmons has been a director of ChoiceOne since 1986 and a director of the Bank since 1978.

Stuart Goodfellow (age 59) owns Goodfellow Blueberry Farms and Goodfellow Vending Services, a vending company. Mr. Goodfellow is also past Vice President and a director of the Michigan Blueberry Growers Association. Mr. Goodfellow has been a director of ChoiceOne and the Bank since August 1991.

Continuing Directors with Terms Expiring in 2005

Bruce A. Johnson (age 50) is Vice President, Chief Financial Officer and a director of Spartan Distributors, Inc., a Sparta, Michigan based distributor of lawn and garden equipment, turf equipment and irrigation materials. Prior to joining Spartan Distributors in 1995, Mr. Johnson spent 21 years in various positions with Old Kent Financial Corporation including Chairman, President and Chief Executive Officer of Old Kent Bank of Grand Blanc, Michigan and Vice President and Manager of Private Banking for Old Kent Bank in Grand Rapids, Michigan. Mr. Johnson has been a director of ChoiceOne and the Bank since March 2001.

Jon E. Pike (age 61) is a Certified Public Accountant and Chairman of Beene Garter LLP, Certified Public Accountants, of Grand Rapids, Michigan. Mr. Pike has been Chairman of the Board of Directors since August 1998 and a director of ChoiceOne and the Bank since September 1990. Mr. Pike is also a director and officer of Wm. A. Rogers & Co., a retail hardware business in Sparta, Michigan, and a Trustee of Denver Seminary in Denver, Colorado.

Linda R. Pitsch (age 55) has been a director of ChoiceOne and the Bank since December 1994 and Secretary of ChoiceOne and the Bank since February 1995. Ms. Pitsch also has served as Senior Vice President and Cashier of the Bank since January 1993. Ms. Pitsch has been an employee of the Bank since September 1969, serving in various management and executive capacities. Ms. Pitsch has served as Secretary of ChoiceOne Mortgage Company of Michigan since 2001. Ms. Pitsch has been a director and Secretary of the Board for ChoiceOne Insurance Agencies, Inc. since December 1998, and was a director and Secretary of ChoiceOne Travel, Inc. from November 2000 until April 2001. Ms. Pitsch is an instructor at Davenport College of Business, serving on its Accounting Advisory Board, and Secretary, Treasurer and a director of Strawberry Pines Condominium Association.

Executive Officers who are not Directors

Lee A. Braford (age 42) has been Vice President, Consumer Loans of the Bank since September 2001. Prior to that, Mr. Braford was employed by Bank West, a commercial bank in Grand Rapids, Michigan, from March 2001 until September 2001 and by Cornerstone University as an Events Director from September 1997 until January 2001. Before that, Mr. Braford was employed with ChoiceOne in various management capacities since August 1980.

Mary J. Johnson (age 39) has been a Vice President of the Bank since September 1998. Prior to that, Ms. Johnson was employed by the Bank, serving in various management and executive capacities since April 1993. Ms. Johnson served as a director of ChoiceOne Travel, Inc. from June 1999 until April 2001 and has been a Trustee of the ChoiceOne 401(k) and Employee Stock Ownership Plan since January 1998. Ms. Johnson serves as an officer of Johnson & Johnson Builders, Inc., a construction company.

Linda G. Kinney (age 42) has been Vice President of Retail Sales and Marketing of the Bank since May 2001. Prior to her employment with ChoiceOne, Ms. Kinney was Assistant Vice President-Private Banking and Manager of Curtis Center, in Holland, Michigan, of Huntington National Bank, a commercial bank, since November 1994. Ms. Kinney serves as a director of Sparta Education Foundation and Michigan Quilt Network.

Louis D. Knooihuizen (age 53) has been Senior Vice President, Commercial Loans of the Bank since December 2001. Prior to his employment with ChoiceOne, Mr. Knooihuizen was employed by Bank West, a commercial bank in Grand Rapids, Michigan, as a Senior Vice President, Commercial Loans since May 1999 and by National City Bank, a commercial bank, as Vice President, Commercial Loans since February 1995. Mr. Knooihuizen has been a director of ChoiceOne Insurance Agencies, Inc. since January 2002.

Thomas L. Lampen (age 47), a Certified Public Accountant, has been Vice President and Chief Financial Officer of the Bank since January 1992 and Treasurer of ChoiceOne since April 1987. Mr. Lampen has been the Treasurer of ChoiceOne Insurance Agencies, Inc. since January 1996 and the Treasurer of ChoiceOne Mortgage Company of Michigan since January 2002. Prior to his employment with ChoiceOne, Mr. Lampen was employed by Grant Thornton, a national accounting firm.

Kelly Potes (age 41) has been Senior Vice President and General Manager of ChoiceOne Insurance Agencies, Inc. since January 2001. Prior to that, Mr. Potes was President of Kent-Ottawa Financial Advisors, Inc., a financial consulting firm, since December 1998 and Vice President, Retail Services of the Bank since May 1984. Mr. Potes has been a director of ChoiceOne Insurance Agencies, Inc. since January 2001.

Committees of the Board of Directors

The Board of Directors has established the following six standing committees:

- Audit Committee
- Branching and Acquisitions Committee
- Compliance/CRA Committee
- Executive and Loan Review Committee
- Governance and Nominating Committee
- Personnel and Benefits Committee

Audit Committee. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent public accountants. The Audit Committee reviews their fees for audit and non-audit services and the scope and results of audits performed by them. The Audit Committee also reviews ChoiceOne's internal accounting controls, the proposed form of its financial statements, the results of internal audits and compliance programs, and the results of the examinations received from regulatory authorities. The Audit Committee operates pursuant to a written charter. A copy of the Audit Committee charter is attached as Appendix A to this proxy statement. As of the date of this proxy statement, the Audit Committee is comprised of independent directors as defined by the rules of the NASD. As of the date of this proxy statement, Jon E. Pike (Chairman), William F. Cutler, Jr., Bruce A. Johnson and Paul L. Johnson serve on the Audit Committee. The Audit Committee met seven times during 2002.

Branching and Acquisitions Committee. The Branching and Acquisitions Committee considers potential acquisitions by ChoiceOne or the Bank. As of the date of this proxy statement, Frank G. Berris, James A. Bosserd, Lewis G. Emmons, Paul L. Johnson, Linda R. Pitsch and Andrew W. Zamiara serve on the Branching and Acquisitions Committee. The Branching and Acquisitions Committee met one time during 2002.

Compliance/CRA Committee. The Compliance/CRA Committee manages our compliance requirements with various federal banking regulations and under the Community Reinvestment Act. As of the date of this proxy statement, Linda R. Pitsch (Chairperson), James A. Bosserd, Stuart Goodfellow, Bruce A. Johnson, Lee A. Braford, Mary J. Johnson, Linda G. Kinney, Daniel Mitchell and Karen M. Stein serve on the Compliance/CRA Committee. Lee A. Braford, Mary J. Johnson, Linda G. Kinney, Daniel Mitchell and Karen M. Stein are officers of the Bank. The Compliance/CRA Committee met three times during 2002.

Executive and Loan Review Committee. The Executive and Loan Review Committee reviews all aspects of the Bank's loan activity, including new loans of $25,000 or more, problem or other loans identified by examiners, loans 60 days or more past due and non-accrual loans. The Executive and Loan Review Committee also approves loan charge-offs and extensions of credit of up to 15% of the capital and surplus of the Bank. The Executive and Loan Review Committee may also act in other capacities if the Board of Directors so authorizes. As of the date of this proxy statement, Jon E. Pike (Chairman), Frank G. Berris, Lawrence D. Bradford, William F. Cutler, Jr., Lewis G. Emmons, Stuart Goodfellow, Bruce A. Johnson, Paul L. Johnson and Andrew W. Zamiara serve on the Executive and Loan Review

Committee. The Executive and Loan Review Committee met 17 times during 2002.

Governance and Nominating Committee. The Governance and Nominating Committee administers the process of nominations for directorships and coordinates ChoiceOne's corporate governance initiatives and policies. As of the date of this proxy statement, William F. Cutler, Jr., Paul L. Johnson and Andrew W. Zamiara serve on the Governance and Nominating Committee. The Governance and Nominating Committee did not meet during 2002.

Personnel and Benefits Committee. The Personnel and Benefits Committee performs the functions of a compensation committee. The Personnel and Benefits Committee receives recommendations from senior management and makes recommendations to the Board of Directors concerning the compensation and benefits of ChoiceOne's and the Bank's officers. The Personnel and Benefits Committee also reviews the provisions of the Personnel Manual. As of the date of this proxy statement, Andrew W. Zamiara (Chairman), William F. Cutler, Jr., Stuart Goodfellow and Jon E. Pike serve on the Personnel and Benefits Committee. James A. Bosserd attends meetings but is not a member of this committee. The Personnel and Benefits Committee met two times during 2002.

Board Meeting Attendance

During 2002, the ChoiceOne Board of Directors held 12 regular meetings and did not hold any special meetings. All directors attended at least 75% of the aggregate number of meetings of the Board of Directors and meetings of committees on which they served during the year (during the periods that they served), except for Frank G. Berris, who attended 73% of such meetings.

Compensation of Directors

During 2002, ChoiceOne compensated its directors at the rate of $50 for every monthly meeting attended and an additional $250 for each quarterly meeting attended. Directors who were not employees of ChoiceOne or the Bank received $100 per hour for each meeting of any committee of the Board of

Directors on which they served other than the Executive and Loan Review Committee. During 2002, the Bank compensated its directors at the rate of $450 per meeting attended. The Chairman of the Board of the Bank received an additional $100 per meeting attended.

Under ChoiceOne's Directors' Stock Purchase Plan, a director may elect to receive payment of 25%, 50% 75% or 100% of his or her director's fees in the form of ChoiceOne common stock. On each quarterly payment date, a director participating in this plan receives a number of shares of ChoiceOne common stock (rounded to the nearest whole share) determined by dividing the dollar amount of fees payable that the director has elected to receive as ChoiceOne common stock by the market value of ChoiceOne common stock on the day before the quarterly payment date.

Shareholder Nominations

Shareholders may nominate individuals for election as directors. To make such a nomination, you must send a notice to the Secretary of ChoiceOne that sets forth with respect to each proposed nominee:

- the name, age, business address and residence address of the nominee;
- the principal occupation or employment of the nominee;
- the number of shares of capital stock of ChoiceOne that the nominee beneficially owns;
- a statement that the nominee is willing to be nominated and to serve; and
- such other information concerning the nominee as would be required under the rules of the Securities and Exchange Commission to be included in a proxy statement soliciting proxies for the election of the nominee.

You must send this notice to the Secretary not less than 120 days prior to the date of notice of an annual meeting and not more than seven days following the date of notice of a special meeting called for election of directors.

Ownership of ChoiceOne Common Stock

Ownership of ChoiceOne Stock by Directors and Executive Officers

The following table sets forth information concerning the number of shares of ChoiceOne common stock held as of December 31, 2002, by each of ChoiceOne's directors and nominees for director, each of the named executive officers and all of ChoiceOne's directors, nominees for director and executive officers as a group:

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership of Common Stock(1) | | | | Percent of Class |
	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power(2)	Shares Underlying Unexercised Options	Total Beneficial Ownership	
Frank G. Berris	19,849	--		19,849	1.28%
James A. Bosserd	1,050	910	901	2,861	*
Lawrence D. Bradford	17,364	--		17,364	1.12
William F. Cutler, Jr.	--	20,923		20,923	1.35
Lewis G. Emmons	14,312	--		14,312	*
Stuart Goodfellow	26,391	2,277		28,668	1.85
Bruce A. Johnson	4,350	--		4,350	*
Paul L. Johnson	--	25,873		25,873	1.67
Jon E. Pike	2,551	4,486		7,037	*
Linda R. Pitsch	1,060	702	388	2,150	*
Andrew W. Zamiara	1,037	4,588		5,625	*
All directors and executive officers as a group	93,180(3)	84,775(3)	3,560	181,515	11.67%

*Less than 1%.

(1)   The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that under applicable regulations are considered to be otherwise beneficially owned by that person.

(2)   These numbers include shares as to which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouses, certain relatives and minor children over whom the listed person may have influence by reason of relationship.

(3)   Includes 21,052 shares of ChoiceOne common stock held by the ChoiceOne Bank 401(k) and Employee Stock Ownership Plan in the accounts of other employees, of which executive officers of ChoiceOne are administrators. The officers disclaim beneficial ownership of such shares. Of such 21,052 shares of ChoiceOne common stock, other directors and executive officers have included 5,099 shares as beneficially owned in this table.

Five Percent Shareholders

As of March 3, 2003, we know of no person who beneficially owns more than five percent of the outstanding shares of ChoiceOne's common stock.

Stock Performance

The graph below compares the long-term total return on an investment in ChoiceOne common stock with the long-term returns on both a broad-based stock market index and an index comprised of bank holding companies. The total return is measured using both stock price appreciation and the effect of continuous reinvestment of dividends.

The Standard & Poor's 500 Stock Index is a broad equity market index published by Standard & Poor's. The KBW 50 Index is a market capitalization weighted bank stock index published by Keefe, Bruyette & Woods, Inc., an investment banking firm that specializes in the banking industry. The KBW 50 Index is composed of 50 money center and regional bank holding companies and other financial services companies.

Five Year Cumulative Total Shareholder Return



The dollar values plotted in the line graph above are as follows:

December 31,	ChoiceOne	KBW 50	S&P 500
1997	$100.0	$100.0	$100.0
1998	$131.4	$108.3	$128.5
1999	$148.3	$104.5	$155.5
2000	$ 94.0	$125.5	$141.4
2001	$111.7	$120.3	$124.6
2002	$123.0	$111.9	$ 97.2

Executive Compensation

Summary of Executive Compensation

The following table shows selected information concerning the compensation of James A. Bosserd, who served as ChoiceOne's Chief Executive Officer during 2002, for services rendered to ChoiceOne and the Bank during each year in the three-year period ended December 31, 2002. No other executive officer received an aggregate annual salary and bonus of more than $100,000. The Bank compensated Mr. Bosserd in the capacities indicated in the table.

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary(1)	Bonus(2)	Other Annual Compensation	Restricted Stock Awards	Number of Shares Underlying Options	LTIP Payouts	All Other Compensation(3)
James A. Bosserd	2002	$145,700	$15,000			1,050		$39,751
Director, President and	2001	$ 94,600	$10,000			--		$10,242
Chief Executive Officer of								
ChoiceOne and the Bank								

(1)   Includes compensation deferred under the Bank's 401(k) and Employee Stock Ownership Plan and director fees paid by ChoiceOne and the Bank.

(2)   Includes compensation deferred under the Bank's 401(k) and Employee Stock Ownership Plan.

(3)   All other compensation for Mr. Bosserd in 2002 includes a $37,077 gain on the sale of shares of Huntington National Bank stock (see "Employment and Similar Contracts" below for further details), a life insurance premium payment of $414 and an employer contribution under the Bank's 401(k) and Employee Stock Ownership Plan of $2,260.

Option Values

The following tables provide information concerning stock options granted to James A. Bosserd during 2002 and unexercised options held as of December 31, 2002:

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				
Name	**Number of Shares Underlying Options Granted(1)**	**Percent of Total Options Granted to Employees in Fiscal Year**	**Exercise Price Per Share(1)**	**Expiration Date**	**Grant Date Present Value(2)**
James A. Bosserd	1,050	19.7%	$13.70	2/20/2012	$2,320.50

(1)   The per share exercise price of each option is equal to the market value of ChoiceOne common stock on the date each option was granted. Options were granted for a term of 10 years. Options terminate, subject to certain limited exercise provisions, in the event of death, retirement or other termination of employment. Options become exercisable over a period from the date of grant until three years after the date of grant. All options permit the option price to be paid by delivery of cash or other shares of ChoiceOne common stock owned by the option holder, including shares acquired through the exercise of other options.

(2)   Based on the Black-Scholes option pricing model. The actual value, if any, an option holder may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized by an option holder will be at or near the value estimated by the Black-Scholes model. The estimated values in the table above were calculated using the Black-Scholes model based on assumptions that include:

- a stock price volatility factor of 20.9%, calculated using monthly stock prices for the three years prior to the grant date;
- a risk free rate of return of 4.71%;
- an expected average dividend yield of 4.80% (approximately the dividend yield at the date of the grant); and
- an expected average option holding period of seven years, which approximates ChoiceOne's historical experience.

No adjustments were made for the general non-transferability of the options or to reflect any risk of forfeiture before vesting. Disclosure of grant date present value is presented pursuant to Securities and Exchange Commission regulations. ChoiceOne's use of the Black-Scholes model to indicate the present value of each grant is not an endorsement of this valuation method.

FISCAL YEAR-END OPTION VALUES

Name	Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
James A. Bosserd	263	787	$157.80	$472.20

(1) The values reported are based on a fair market value of $14.30 per share, the closing bid price of ChoiceOne's common stock on December 31, 2002.

No options were exercised during the year ended December 31, 2002.

Executive Stock Incentive Plan

ChoiceOne's Amended and Restated Executive Stock Incentive Plan provides that options to purchase shares of common stock, stock appreciation rights and stock awards may be granted to officers and other key employees of ChoiceOne and its subsidiaries. A stock option entitles the recipient to purchase shares of common stock for a stated period of time at a stated price. Subject to certain restrictions, the Personnel and Benefits Committee determines who will be granted options, the number of shares subject to each option, the form of payment for exercise of an option and other matters related to the stock incentive plan. The Personnel and Benefits Committee also determines the terms and conditions of any stock appreciation rights and stock awards granted under the stock incentive plan. The Personnel and Benefits Committee may provide that, if there is a merger or combination of ChoiceOne with another entity or a change in control of ChoiceOne:

- any vesting restrictions are accelerated;
- any restrictions are eliminated; or
- any participant may choose to receive cash in lieu of outstanding stock options.

Employment and Similar Contracts

As an inducement for Mr. Bosserd's agreement to serve as a director and President and Chief Executive Officer of ChoiceOne and the Bank, ChoiceOne and the Bank entered into an employment agreement with Mr. Bosserd in 2001. Under this agreement, ChoiceOne and the Bank agreed to:

- pay Mr. Bosserd a salary of $130,000 per year as may be adjusted, less taxes and withholdings, plus possible bonuses not to exceed 25% of his base salary;
- pay Mr. Bosserd the regular director's fee for attending Board meetings;
- pay Mr. Bosserd a signing bonus of $10,000, less taxes and withholdings;
- provide Mr. Bosserd with an automobile allowance of $500 per month;
- reimburse Mr. Bosserd for all documented business expenses;
- provide Mr. Bosserd a lump sum severance amount equal to one year's base salary if Mr. Bosserd is terminated, without cause, within one year following a change in control of ChoiceOne;
- provide Mr. Bosserd with four weeks paid vacation; and
- provide Mr. Bosserd with the same health and other employee benefits provided to other employees of ChoiceOne and the Bank.

In addition, Mr. Bosserd agreed to forfeit certain stock options he held with his former employer. In return, ChoiceOne and the Bank agreed to purchase 10,000 shares of the former employer's common stock, which Mr. Bosserd may direct, and did direct in 2002, ChoiceOne and the Bank to sell at any time during a period of three years after the date of the employment agreement. Pursuant to the employment agreement, ChoiceOne and the Bank paid Mr. Bosserd, as a bonus, 75% of the profits on the sale of the stock in 2002. If Mr. Bosserd had not directed ChoiceOne and the Bank to sell such stock during such three-year period, ChoiceOne and the Bank may have disposed of the stock in their discretion without any payment to Mr. Bosserd.

Mr. Bosserd agreed not to disclose or make any use of confidential or proprietary information of ChoiceOne or the Bank, and agreed not to compete with ChoiceOne or the Bank during his employment with ChoiceOne and the Bank and for a period of one year after such employment.

401(k) Plan

The ChoiceOne Bank 401(k) and Employee Stock Ownership Plan is qualified under Section 401(a) of the Internal Revenue Code.

The purpose of the 401(k) plan is to permit Bank employees, including Mr. Bosserd, to save for retirement on a pre-tax basis. In addition to an employee's pre-tax contributions, the Bank may contribute discretionary matching and/or employee stock ownership plan payments to the 401(k) plan. If the Bank contributes matching and/or employee stock ownership plan payments to the 401(k) plan, those contributions will become fully vested after six years of a participant's vested service.

Each participant in the 401(k) plan has an account to record the participant's interest in the plan. Amounts contributed by or on behalf of a participant are

credited to his or her account. A participant's benefit from the 401(k) plan is equal to the vested amount in the participant's account when he or she terminates employment with the Bank. The employee stock ownership plan provisions provide that the 401(k) plan, in part, is designed to invest primarily in stock of ChoiceOne.

Discretionary Bonus Plan

Under ChoiceOne's discretionary bonus plan, executives may earn bonuses based upon individual and corporate performance, as determined by ChoiceOne's Board of Directors, in its sole discretion.

Personnel and Benefits Committee Report on Executive Compensation

The Personnel and Benefits Committee of ChoiceOne's Board of Directors administers benefit plans, reviews ChoiceOne's key personnel policies and programs, including individual salaries of executive officers, and submits recommendations to the Board of Directors. Directors who are also employees of ChoiceOne or the Bank may not serve as voting members of the Personnel and Benefits Committee.

Successful long-term financial performance and increasing shareholder value are ChoiceOne's primary corporate goals. ChoiceOne's executive compensation practices are intended to encourage successful financial performance and attract and retain talented key executives who are critical to ChoiceOne's long-term success.

ChoiceOne's executive compensation program consists of three components:

- base salary;
- annual cash incentive bonus opportunities; and
- long-term incentives through awards of stock options.

In determining the levels of some components, the Personnel and Benefits Committee considers only corporate performance. In determining the levels of other components, such as base salary and annual cash incentive bonus opportunities, the Personnel and Benefits Committee will consider a number of factors in addition to corporate performance.

When establishing base salary levels, the Personnel and Benefits Committee's primary goal is to be competitive. The Personnel and Benefits Committee establishes ranges for base salaries of executive

officers by comparing ChoiceOne to other more or less comparable bank holding companies. In general, salaries paid to ChoiceOne's executives have been closer to the median, rather than either the high or low end, of each range. Although the Personnel and Benefits Committee considers corporate performance when establishing base salary levels, corporate performance is not the most important factor. The Personnel and Benefits Committee also considers a discretionary assessment of job performance when establishing base salary levels.

Annual discretionary bonuses are based on performance at three levels:

- corporate;
- business unit; and
- individual.

The Personnel and Benefits Committee annually approves how to weigh each participant's level of assessment. During 2002, Mr. Bosserd's cash incentive bonus was based 100% on corporate performance. The Personnel and Benefits Committee establishes target cash awards for participants in the annual bonus incentive plan. Target awards range from 1.5% to 11% of base salary. For their individual performance in 2002, executive officers as a group, other than Mr. Bosserd, were awarded discretionary bonuses totaling $24,789. Mr. Bosserd received a discretionary bonus of $15,000.

ChoiceOne uses long-term incentives to reward executives for achieving the long-term goal of increasing shareholder value. All of ChoiceOne's long-term incentives have involved awards of stock options. Stock ownership is considered important.

Through stock ownership, the interests of executives become joined with those of the shareholders. Under ChoiceOne's Amended and Restated Executive Stock Incentive Plan, executives may be rewarded for enhancing shareholder value through the increase in the value of shares that the executives receive. During 2002, the Committee made awards of stock options to ChoiceOne's executive officers, including Mr. Bosserd who received options for 1,050 shares of common stock.

ChoiceOne generally maintains a conservative level of perquisites and personal benefits. The dollar value of perquisites and personal benefits provided to executive officers does not exceed 10% of the applicable executive officer's annual base salary and bonus.

Mr. Bosserd's compensation was determined by the Personnel and Benefits Committee and was set at a level to approximate the weekly compensation and perquisites of chief executive officers with comparable levels of experience of comparable sized bank holding companies.

Section 162(m) of the Internal Revenue Code provides that publicly held corporations may not deduct compensation paid to certain executive officers in excess of $1 million annually, with certain exemptions. ChoiceOne has examined its executive compensation policies in light of Section 162(m) and the regulations that the Internal Revenue Service has issued to implement that section. We do not expect that any portion of ChoiceOne's deductions for employee remuneration will be disallowed in 2003 or in future years by reason of actions expected to be taken in 2003.

During 2002, the Board of Directors approved all of the Personnel and Benefits Committee's recommendations without modification.

Respectfully submitted,

Andrew W. Zamiara, Chairman
William F. Cutler, Jr.
Stuart Goodfellow
Jon E. Pike

Audit Committee Report

The Audit Committee reviews and supervises ChoiceOne's procedures for recording and reporting the financial results of its operations on behalf of the Board of Directors. ChoiceOne's management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its supervisory duties, the Audit Committee has reviewed ChoiceOne's audited financial statements for the year ended December 31, 2002 included in the 2002 Annual Report to Shareholders and has discussed those financial statements with ChoiceOne's management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee has also reviewed with ChoiceOne's independent auditors – who are responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles – the judgments of the independent auditors concerning the quality, not just the acceptability, of the accounting principles and such other matters that are required

under generally accepted auditing standards to be discussed with the independent auditors. In addition, the Audit Committee has received from the independent auditors the written disclosures required by the Independence Standards Board, has discussed with them their independence from ChoiceOne's management and ChoiceOne, and has considered the compatibility of nonaudit services with their independence.

After and in reliance on the reviews and discussions described above, the Audit Committee recommended to ChoiceOne's Board of Directors that the audited financial statements for the year ended December 31, 2002 be included in ChoiceOne's Annual Report on Form 10-K for the year then ended to be filed with the Securities and Exchange Commission.

Respectfully submitted,

Jon E. Pike, Chairman
William F. Cutler, Jr.
Bruce A. Johnson
Paul L. Johnson

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and officers of ChoiceOne and persons who beneficially own more than 10% of the outstanding shares of its common stock to file reports of beneficial ownership and changes in beneficial ownership of shares of common stock with the Securities and Exchange Commission. Securities and Exchange Commission regulations require such persons to furnish ChoiceOne with copies of all Section 16(a) reports they file. Based solely on our review of the copies of such reports received by us or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that all applicable Section 16(a) reporting and filing requirements were satisfied by such persons from January 1, 2002, through December 31, 2002.

Certain Relationships and Related Transactions

Directors, nominees for director and executive officers of ChoiceOne and members of their immediate families were customers of and had transactions with the Bank in the ordinary course of business between January 1, 2002, and December 31, 2002. We anticipate that such transactions will take place in the future in the ordinary course of business. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

Independent Certified Public Accountants

Crowe, Chizek and Company LLP, Certified Public Accountants, served as ChoiceOne's principal accountant for 2002. The Board of Directors has selected Crowe, Chizek and Company LLP to act as ChoiceOne's principal accountant for 2003. Representatives of Crowe, Chizek and Company LLP are not expected to attend the annual meeting. If a representative of Crowe, Chizek and Company LLP attends the meeting, the representative will have an opportunity to make a statement if he or she desires to do so and will be expected to be available to respond to appropriate questions.

Audit Fees. ChoiceOne paid Crowe, Chizek and Company LLP $30,300 during 2002 for audit services provided by them.

All Other Fees. ChoiceOne paid to Crowe, Chizek and Company LLP $106,393 during 2002 for services other than audit services provided by them.

Shareholder Proposals

If you would like a proposal to be presented at the 2004 annual meeting of shareholders and if you would like your proposal to be included in ChoiceOne's proxy statement and form of proxy relating to that meeting, you must submit the proposal to ChoiceOne in accordance with Securities and Exchange Commission Rule 14a-8. ChoiceOne must receive your proposal by November 27, 2003 for your proposal to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting. To be considered timely, any other proposal that you intend to present at the 2004 annual meeting of shareholders must similarly be received by ChoiceOne by November 27, 2003.

Form 10-K Report Available

ChoiceOne's Form 10-K Annual Report to the Securities and Exchange Commission, including financial statements and financial statement schedules, will be provided to you without charge upon written request. Please direct your requests to Mr. Thomas L. Lampen, Treasurer, ChoiceOne Financial Services, Inc., 109 East Division, Sparta, Michigan 49345.

AUDIT COMMITTEE CHARTER

ChoiceOne Financial Services, Inc.

As amended and restated through March 19, 2003

I.   GOVERNANCE

This Charter sets forth the organization and operation of the Audit Committee (the "Committee") of ChoiceOne Financial Services, Inc. (the "Company") and has been approved by the Company's Board of Directors (the "Board"). The Committee shall review and reassess the Charter from time to time, at least annually. Amendments to this Charter shall be approved by the Board.

II.   ORGANIZATION

The Committee shall be comprised of at least three directors, one of whom shall be designated as Chairperson. Committee members shall be nominated by the Governance and Nominating Committee and approved by the Board. All Committee members shall be independent of management and the Company in accordance with applicable statutes, regulations, and rules of self-regulatory organizations. All members of the Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and statements of cash flows and changes in shareholders' equity, at the time of their appointment to the Committee. A Committee member may be removed for any reason following a majority vote of the Board.

III.   STATEMENT OF PURPOSE

The Committee shall provide assistance to the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the regulatory compliance program as established by management and the Board. In so doing, it is the responsibility of the Committee to maintain free and open communication between the Committee, the independent auditors, the internal auditors and management of the Company. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, facilities, and personnel of the Company, and may retain outside counsel or other experts for this purpose.

IV.   AUTHORITY, DUTIES AND RESPONSIBILITIES

The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the Board and report the results of its activities to the Board. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances.

The Committee shall have the following authority, duties and responsibilities:

- Be responsible and have ultimate authority for the appointment, compensation, retention, evaluation, and oversight of the Company's independent auditors. The Committee shall have sole authority to approve, in advance, fees and terms for all audit services as well as significant non-audit services;

- Annually review the performance (effectiveness, objectivity, and independence) of the independent auditors and the internal audit function, including a review and evaluation of the lead partner of the independent auditor, and report its conclusions to the Board;

- Communicate to management and the independent auditors that the independent auditors are ultimately accountable to the Committee, as representatives of the Company's shareholders;

- Obtain and review at least annually a formal written report from the independent auditor delineating the auditing firm's internal quality-control procedures and any material issues raised within the preceding five years by the auditing firm's internal quality-control reviews, by peer reviews of the firm, or by any governmental or other inquiry or investigation relating to any audit conducted by the firm. The Committee will also review steps taken by the auditing firm to address any findings in any of the foregoing reviews;

- Ensure receipt of a formal written report from the independent auditors consistent with applicable rules and regulations and standards set by the Independence Standards Board;

- Review at least annually all relationships between the independent auditors and the Company to assess auditor independence;

- Discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and compensation. The Committee shall discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk and regulatory compliance programs. The Committee shall meet separately with the internal auditors and the independent auditors, with and without management present, to discuss the results of their examinations;

- Review the Company's interim financial statements, including disclosures under the Company's "Management's Discussion and Analysis of Financial Condition and Results of Operation" ("MD&A") with management and the independent auditors prior to the filing of Quarterly Reports on Form 10-Q. The Committee shall review with the independent auditors the results of the quarterly reviews and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The Chairperson of the Committee may represent the entire Committee for the purposes of quarterly reviews;

- Review with management and the independent auditors the Company's financial statements, including disclosures under the Company's MD&A, to be included in Securities and Exchange Commission Annual Report on Form 10-K (or annual report to shareholders if distributed prior to the filing of Form 10-K). The Committee shall review with the independent auditors the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards and applicable rules and regulations. This review will discuss the independent auditors' judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Based on such review and discussions, the Committee will determine whether or not to recommend to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K;

- Obtain from the independent auditors such confirmation as the Committee shall deem appropriate to the effect that the independent auditors satisfy the general qualifications and independence requirements for independent public accountants to bank holding companies and insured depository institutions under applicable statutes, rules, and regulations;

- Review regulatory agencies' reports of examination of the Company and its subsidiaries and report to the Board on the results of each examination made and such conclusions and recommendations as the Committee deems appropriate;

- Establish and maintain procedures for the receipt, retention, and response to complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by the Company's employees of concerns regarding accounting or auditing matters;

- Prepare the Audit Committee report required by applicable statutes, rules, and regulations to be included in the Company's annual proxy statement;

- Engage consultants and advisors at the expense of the Company to assist the Committee as it deems necessary. The Committee shall have sole authority to retain and terminate any consultants and advisors and to approve all fees and other retention terms;

- Establish subcommittees of the Committee with such powers and authority as specifically determined and delegated by the Committee;

- Provide the Board of Directors with regular reports regarding the Committee's decisions, actions and recommendations; and

- Undertake such other duties and responsibilities as required by applicable statues, rules, and regulations.

CHOICEONE FINANCIAL SERVICES, INC.

P R O X Y   **109 East Division**   **P R O X Y**
Sparta, Michigan 49345
Annual Meeting of Shareholders – April 24, 2003

        The undersigned shareholder appoints James A. Bosserd, Jon E. Pike and Linda R. Pitsch, or any of them, each with the power to appoint his or her substitute, attorneys and proxies to represent the shareholder and to vote and act with respect to all shares that the shareholder would be entitled to vote at the annual meeting of shareholders of ChoiceOne Financial Services, Inc. referred to above and any adjournment of that meeting, on all matters that come before the meeting.

Election of Directors

[ ]   FOR all nominees listed below   [ ]   WITHHOLD AUTHORITY
       (except as indicated below)   to vote for all nominees listed below

James A. Bosserd   William F. Cutler, Jr.   Paul L. Johnson   Andrew W. Zamiara

(Instruction: To withhold authority to vote for any individual nominee, strike out that nominee's name in the list above.)

Your Board of Directors recommends that you vote <u>FOR</u> all nominees

        This proxy is solicited by the Board of Directors. If this proxy is properly executed and delivered, the shares represented by this proxy will be voted as specified. If no specification is made, the shares will be voted for election of all nominees named on this proxy. The shares represented by this proxy will be voted in the discretion of the proxies on any other matters that may come before the meeting or any adjournment of the meeting.

Dated: _____, 2003

Please sign exactly as your name appears on this proxy. If signing for estates, trusts or corporations, title or capacity should be stated. **If shares are held jointly, each holder should sign.**

_____
Signature

_____
Signature if held jointly

IMPORTANT -- Please Mark, Sign, Date and Return Promptly in the Enclosed Envelope